Taro Pharmaceutical Industries Ltd.

May 1, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Taro Pharmaceutical Industries Ltd.
Form 20-F for the Transition Period Beginning January 1, 2012 and Ending March 31, 2012
Filed June 28, 2012
File No. 001-35463

Dear Mr. Rosenberg:

Taro Pharmaceutical Industries Ltd. (“Taro”) is submitting this letter in response to the verbal comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided on April 19, 2013, with respect to Taro’s Form 20-F filed with the Commission on June 28, 2012 for the three month transition period ended March 31, 2012.  Please note that Taro provided a prior letter to the Commission dated March 21, 2013 in response to written comments by the Staff dated March 8, 2013.

For your convenience, the Staff’s verbal comments are set forth below in italics, followed by Taro’s response thereto.

1.
We acknowledge your response to our comment 1.  Please confirm that if the amount is material for individual products you will provide disclosure in future periodic reports that indicates separately by product the amount due to and cause of the increase in prices and increase in volume as required by
Rule 303(a)(3) of Regulation S-K.

Taro’s Response

Taro acknowledges the disclosure requirements of Item 303 of Regulation S-K and confirms its intent to comply fully with those requirements in future periodic reports filed with the Commission.

2.	We acknowledge your response to our comment 2. Please confirm that you will include the disclosure provided in your response in future periodic reports or provide us with your proposed disclosure.

Taro’s Response

Taro confirms that it will include the disclosure provided in its response letter dated March 21, 2013 in its future periodic reports.

As requested, Taro acknowledges that:

●	Taro is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Taro may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 914.345.9001 with any questions or comments you may have.

Very truly yours,

/s/ Michael Kalb
Michael Kalb
Group Vice President, Interim Chief Financial Officer and Chief Accounting Officer

cc:  Sasha Parikh, Staff Accountant
       Don Abbott, Review Accountant

       David Wertheimer, Ziv Haft, Certified Public Accountants (Israel), a BDO member firm

       Stephen Manzano, Interim General Counsel and Vice President of Corporate
       Compliance, Taro Pharmaceutical Industries Ltd.